

09055601

SEC
Mail Processing
Section

FEB 2 6 2009

Washington, DC
105

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 65248

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/08__ AND ENDING __12/31/08__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TOMMY HORSE SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
    9 West 8th Street, #2

                                    (No. and Street)

New York   NY   10011

  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Mark T Manzo   212-994-3773
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Yin Shen Co. CPA

            (Name – *if individual, state last, first, middle name*)

    3150 140th Street, Room 6C, Flushing, NY 11354

  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 1 1 2009

THOMSON REUTERS

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Fern Jones</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Tommy Horse Securities, LLC</u> , as of <u>December 31</u> , 20 <u>08</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President and CEO
_____
Title

<u>*ATTACHED*</u>
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL PURPOSE ACKNOWLEDGMENT

STATE OF New York }

COUNTY OF New York }

On 25FEB2009 _____ before me, CHRISTOPHER BECKSTROM
_____ personally appeared

/ FERN JONES / _____,

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature _____

My Commission Expires _____

CHRISTOPHER BECKSTROM
Notary Public, State of New York
No. 01BE6088833
Qualified in New York County
Commission Expires March 10, 2011

{Seal}

TOMMY HORSE SECURITIES, LLC

CONTENTS

Yin Shen Co. CPA

3150 140th Street, Room 6c
New York, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To the Members of
  Tommy Horse Securities LLC

We have audited the accompanying statement of financial condition of Tommy Horse
Securities LLC as of December 31, 2008, and the related statements of income, changes
in member' capital, and cash flows for the year then ended that you are filing pursuant to
rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the
responsibility of the Company's management. Our responsibility is to express an opinion
on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the
United States of America. Those standards require that we plan and perform the audit to
obtain reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. We believe that our audit provides
a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of Tommy Horse Securities LLC at December 31, 2008,
and the results of its operations and its cash flows for the year then ended in conformity
with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained in Schedules I is presented for
purposes of additional analysis and is not a required part of the basic financial statements,
but is supplementary information required by rule 17a-5 under the Securities and
Exchange Act of 1934. Such information has been subjected to the auditing procedures
applied in the audit of the basic financial statements and, in our opinion, is fairly stated in
all material respects in relation to the basic financial statements taken as a whole.

Yin Shen Co. CPA
New York, New York
February 18, 2009

1

TOMMY HORSE SECURITIES, LLC

Statement of Financial Condition

December 31, 2008

ASSETS

Cash & cash equivalent	$	11,491.21
Prepaid expenses		3,162.75

Total assets		14,653.96
		============

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable	1,000.00
Accrued expenses	2,000.00

Total liabilities	3,000.00

Members' Equity

Members' Capital	67,200.00
Retained earnings	(55,546.04)

Total members' equity	11,653.96

Total liabilities and members' equity	$ 14,653.96
	============

The accompanying notes are an integral part of these financial statements

TOMMY HORSE SECURITIES, LLC

Statement of Income

for the Year Ended December 31, 2008

REVENUES:

Commission and consulting income	3,600.00
Other income	-

Total Revenue	3,600.00

EXPENSES:

Professional and consulting fees	8,250.00
Regulatory fees and expenses	3,662.50
Other expenses	1,793.13

Total Expenses	13,705.63

INCOME BEFORE INCOME TAXES	(10,105.63)
PROVISION FOR INCOME TAXES	-

NET INCOME (LOSS)	(10,105.63)
	===============

The accompanying notes are an integral part of these financial statements

TOMMY HORSE SECURITIES, LLC

Statement of Cash Flows

for the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		(10,105.63)
Adjustments to reconcile net income to net cash used in operating activities:		
Prepaid expenses	(635.75)	
Accounts payable	1,000.00	
Accrued expenses	-	
Total adjustments		364.25
Net cash used in operating activities		(9,741.38)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture and equipment	-	
Others	-	-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contribution	1,100.00	1,100.00
Net cash provided by financing activities		1,100.00
INCREASE IN CASH		(8,641.38)
CASH AT BEGINNING OF THE YEAR		20,132.59
CASH AT END OF THE YEAR		11,491.21

The accompanying notes are an integral part of these financial statements

TOMMY HORSE SECURITIES, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2008

	Member's Capital
Balance, January 1, 2008	20,659.59
Net Income(Loss)	(10,105.63)
Member's Capital Contributions	1,100.00
Member's Capital Withdrawals	-
Balance, December 31, 2008	11,653.96
	-

The accompanying notes are an integral part of these financial statements

Tommy Horse Securities LLC
Notes to Financial Statements

For the Year Ended December 31, 2008

1. Organization and nature of business

Tommy Horse Securities LLC a/k/a THS Ltd. (the Company) is an introducing broker registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protect rules. The Company was organized in the State of New York on January 4, 2002.

2. Significant Accounting Policies

The Company specializes in mutual funds and variable annuities serving the unique need of individuals with physical and other disadvantages, and the organizations with which they are associated. The Company's income is based on commission for the services provided. The Company does not carry customers' accounts. The financial statements reflect their service activities.

Commissions and related expenses are recorded on bank's statements.

The Company does not transact securities. There are no transactions involving purchases of securities under agreements to resell or sales securities under agreements to repurchase.

The Company prepares its financial statements on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

For purpose of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not hold for sale in the ordinary course of business.

3. Prepaid Expenses

Prepaid expenses consist of NASD dues of $2,815, insurance of $320, and NASD CRD account $27.75.

4. Accrued Expenses
Accrued expenses consist of professional fee of $2,000.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and minimum required dollar amount is $5,000. At December 31, 2008, the Company was in compliance with these regulations. The Company's net capital ratio was 0.35 to 1 and the Company had net capital of $8,491 which exceeded the minimum required dollar amount by $3,491.

6. Income tax

For the tax purpose, the Company is a single member limited liability company and has the option to be treated as a "disregarded entity," and is not required to file corporation tax returns.

7. Depreciation

The Company uses the full services from a consulting firm and does not maintain its own office furniture and equipment.

8. Commitment and Contingency

The Company pays professional consulting services for $500 per month. The term is based on month by month.

TOMMY HORSE SECURITIES, LLC

Supplement Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2008

The accompanying schedules are prepared in accordance with the requirements
and general format of FOCUS form X-17A-5.

Schedule 1

TOMMY HORSE SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2008

NET CAPITAL

Total partners' equity		11,653.96
Deduct stockholders' equity not allowable for net capital		0

Total stockholders' equity qualified for net capital		11,653.96
Deductions:		
Nonallowable assets		
Furniture, and equipment, net	0	
Other assets	(3,162.75)	(3,162.75)
	-------------------	-------------------
		8,491.21
Net capital before haircuts on securities positions		
Haircuts on securities		
Trading and investment securities	0	
Other securities	0	0
	-------------------	-------------------
NET CAPITAL		8,491.21
		===========

AGGREGATE INDEBTEDNESS

Commission payable	0	
Other payable and accrued expenses	3,000.00	3,000.00
	-------------------	-------------------
Total aggregate indebtedness		3,000.00
		===========

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:	200.00
Minimum dollar required:	5,000.00
	===========
Excess net capital	3,491.21
	===========
Excess net capital at 1,000% (Net capital - 10% of AI)	8,190.21
	===========
Ratio: Aggregate indebtedness to net capital	35%
	===========

Schedule I (cont.)

TOMMY HORSE SECURITIES, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
Part II of Form X-17A-5 as of December 31, 2008)

There is no material difference between the net capital computation as reported on
Tommy Horse Securities LLC FOCUS report - Part IIA as of December 31, 2008.

Net capital, as reported in Company's Part IIA (unaudited)		
FOCUS report		8,491.21
Adjustments:		
Accrued expenses	-	-

Net capital per above		8,491.21
		===========

Schedule II

TOMMY HORSE SECURITIES, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2008

Tommy Horse Securities, LLC is an introducing broker and is exempt from the
provision of SEC Rule 15c3-3. The conditions of exemption are being maintained.

Report on Internal Control Structure Required by SEC Rule 17a-5 for a
Broker-Dealer Claiming an Exemption from SEC rule 15c3-3

To the Members of
Tommy Horse Securities LLC

In Planning and performing our audit of the financial statements of Tommy Horse
Securities LLC (the Company), for the year ended December 31, 2008, we considered its
internal control, including its anti-money laundering measures and procedures for
safeguarding securities, in order to determine our auditing procedures for the purpose of
express our opinion on the financial statements and not to provide assurance on the
internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC),
we have made a study of the practices and procedures followed by the Company that we
considered relevant to the objectives stated in rule 17a-5(g), in making the periodic
computation of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for
determining compliance with exemptive provisions of rule 15c3-3. Because the
Company does not carry securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices and procedures followed
by the Company in any following:

> 1. Making quarterly securities examinations, counts verifications, and
> comparisons
> 2. Recordation of differences required by rule 17a-13
> 3. Complying with the requirements for prompt payment for securities under
> Section 8 of Federal Reserve Regulation T of the Board of Governors of the
> Federal Reserve System
> 4. Obtaining and maintaining physical possession or control of all fully paid and
> excess margin securities of customer as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal
control structure and the practices and the procedures referred to in the preceding
paragraph. In fulfilling this responsibility, estimates and judgments by management are
required to assess the expected benefits and related costs of controls, and of the practices
and procedures referred to in the preceding paragraph, and to assess whether those
practices and procedures can be expected to achieve the SEC's above-mentioned
objectives. Two of the objectives of internal control and the practices and procedures are
to provide management with reasonable but not absolute assurance that assets for which
the Company has responsibility are safeguarded against loss from unauthorized use of
disposition, and that transactions are executed in accordance with management's
authorization and recorded properly to permit the preparation of financial statements in
conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional
objectives of the practices and procedures listed in the preceding paragraphs

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used for any other purpose.

Yin Shen Co. CPA
New York, New York
February 18, 2009

END